UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

Gold Bullion Acquisition, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Jeffrey DeNunzio

780 Reservoir Avenue, # 123

Cranston, RI 02910

Phone: (401) 641-0405

Email: teakwood5@cox.net

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Send all correspondence to:

Jeffrey DeNunzio

780 Reservoir Avenue, # 123

Cranston, RI 02910

Phone: (401) 641-0405

Email: teakwood5@cox.net

   December 9, 2012

                  (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   ☐

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                                                                Jeffrey DeNunzio

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

                              PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
20,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
20,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            20,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              100%

(14)	TYPE OF REPORTING PERSON

                                               IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Gold Bullion Acquisition, Inc., a Delaware corporation, with its principal place of business located at c/o Jeffrey DeNunzio, 780 Reservoir Avenue, #123, Cranston, RI 02910

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Jeffrey DeNunzio, hereinafter sometimes referred to as the “Reporting Person.” Mr. DeNunzio’s principal office is 780 Reservoir Avenue, #123, Cranston, RI 02910. Mr. DeNunzio is the President and Chief Executive Officer of Gold Bullion Acquisition, Inc., and is a private investor.

During the past ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 27, 2012, Gold Bullion Acquisition Inc. issued Jeffrey DeNunzio 20,000,000 restricted shares of its common stock in exchange for incorporation fees and annual resident agent fees in the State of Delaware, and developing its business concept and plan, valued at $2,000.00.

ITEM 4. PURPOSE OF TRANSACTION.

Jeffrey DeNunzio may cause Gold Bullion Acquisition, Inc. (the "Company") to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or Jeffrey DeNunzio may seek to sell a controlling interest in the Company to a third party.

Except for the foregoing, Jeffrey DeNunzio has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

Jeffrey DeNunzio reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Jeffrey DeNunzio acquired 20,000,000 of the issued and outstanding common shares of Gold Bullion Acquisition, Inc. Such amount represented 100% of the total issued and outstanding common shares of Gold Bullion Acquisition, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: December 11, 2012

/s/ Jeffrey DeNunzio
Jeffrey DeNunzio